SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F [X]  Form 40-F [ ]

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                    Yes [ ]  No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -----------------

            This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

                        MER TELEMANAGEMENT SOLUTIONS LTD.

6-K Items


1.       Mer Telemanagement Solutions Ltd. Press Release dated November 6, 2002.

                                                                         ITEM 1

                                                               Earnings Release

                             MTS Breaks Even for First Nine Months



     Ramat Gan, Israel, November 6, 2002 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ: MTSL), a leader in the enterprise communications management market, today reported break-even operations for the first nine months of 2002. At the same time the Company was able to maintain its strong cash position, ending the nine months with cash, cash equivalents and marketable securities of $9.6 million.

     Third quarter revenues increased by 3 percent to $2.2 million compared with $2.13 million for 3Q01, while the quarterly gross profit gained $76,000 to reach $1.721 million from $1.645 million. MTS' net loss for the quarter declined to $99,000 or $0.02 per share compared with a net loss of $722,000 or $0.15 per share in the same period last year.

     Third quarter operating expenses were significantly reduced to $1.9 million from $2.5 million for the prior third quarter. The company's operating loss was held at $205,000 against $888,000 for 3Q01.

     MTS president and chief executive officer Shai Levanon characterized the nine-month and third quarter financial results as consistent with management estimates, adding: "I am pleased with the nine-month results. They demonstrate the determination of management, sales, marketing and other departments in the organization to maintain momentum in the face of a distressing economic environment and setbacks recently experienced by telecom vendors.

     "It is our view that in tough markets the companies that will survive are those that are the most cost effective and offer the most innovative products. Therefore, in the next couple of quarters we intend to increase R&D investment to further enhance our platforms in order to increase our market share in the enterprise in the future. We want to be ready to capitalize on any opportunities that arise," Mr. Levanon concluded.

     Nine-month revenues came in at $7.3 million compared with nine-month revenues of $8.1 million for the 2001 period. Gross profit was $5.8 million versus $6.2 million for the same period last year and operating expenses declined nearly $2 million from $8.1 million to $6.1 million.

     The Company's wholly owned subsidiary, MTS IntegraTRAK, accounted for approximately 65 percent of the third quarter's total revenues as compared to 60 percent last year.

     MTS's general manager of Israeli operations and chief financial officer Yossi Brikman said: "The Company is working hard to keep its level of expenses consistent with revenues. For the full nine months we were successful in reducing our operating loss to $268,000 from $1.8 million for the first nine months of 2001.

     "Our strong cash position places MTS at a very competitive advantage for developing next generation products."

     Mr. Brikman added that MTS' quarterly financial income was affected by currency fluctuation and low global interest rates.

     MTS will conduct a teleconference today at 11:00 am ET. To participate please dial (719) 457-2683 about 5 minutes prior to start.

     MTS is a leader in the enterprise communications management market. MTS's web-based management solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 55,000 of its flagship TABS solution (Telephone Accounting & Billing System) in 22 languages in more than 60 countries. MTS's product FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK gives MTS's customers cable management and disaster recovery, tools to reduce costs, provide better service and enhances employee productivity. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with market leaders such as Siemens, Ericsson, Philips, Lucent EMEA, Alcatel, etc.

     MTS IntegraTRAK, Inc., the North American subsidiary of MTS-MER Telemanagement Solutions, Ltd. has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP, and converged usage applications.

     For more information please visit the MTS web site at http://www.mtsint.com

     (Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United Securities and Exchange Commission filings.)


o  MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
   CONSOLIDATED BALANCE SHEETS
   U.S. dollars in thousands

                                           September 30,      December 31,
                                       2002            2001          2001
                                            Unaudited

      ASSETS

    CURRENT ASSETS
      Cash and cash equivalents      $7,143          $5,524        $5,987
      Short-term deposit                 --           1,932         1,942
      Marketable securities           2,446           2,405         2,098
      Trade receivables, net          1,335           1,359         1,254
      Other accounts receivable and
        prepaid expenses                801             962           870
      Inventories                       272             392           322

    Total current assets             11,997          12,574        12,473

    LONG-TERM INVESTMENTS:
      Investments in affiliate        1,235           1,074         1,092
      Long-term loans, net of
        current maturities               96             127            97
      Severance pay fund                499             686           651
      Other investments                 370             473           389

    Total long-term investments       2,200           2,360         2,229

    PROPERTY AND EQUIPMENT, NET         667           1,003           816

    OTHER ASSETS:
      Capitalized software development
        costs, net                       --              20            --
      Goodwill, net                   2,024             154           153
      Other intangible assets, net      400           2,476         2,345
      Deferred income taxes              66             109            79

    Total other assets                2,490           2,759         2,577

    Total assets                    $17,354         $18,696       $18,095

     MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
     CONSOLIDATED BALANCE SHEETS
     U.S. dollars in thousands (except share data)

                                          September 30,        December 31,
                                       2002            2001          2001
                                            Unaudited

      LIABILITIES AND
      SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
      Current maturities of
        long-term loans                 $26             $79           $58
      Trade payables                    511             403           499
      Accrued expenses and other
        liabilities                   1,313           2,166         1,859
      Deferred revenues               1,057             890           997

    Total current liabilities         2,907           3,538         3,413

    LONG-TERM LIABILITIES:
      Long-term loans,
        net of current maturities        --               9            13
      Accrued severance pay             653             839           813

    Total long-term liabilities         653             848           826

    SHAREHOLDERS' EQUITY:
      Share capital -
      Ordinary shares of NIS 0.01 par
        value: Authorized shares -
        12,000,000; Issued shares -
        4,882,748; Outstanding
        shares - 4,661,148, 4,835,420
        and 4,816,831 at
        September 30, 2002 and 2001
        and at December 31, 2001,
        respectively                     15              15            15
      Additional paid-in capital     12,846          12,846        12,846
      Treasury shares                  (299)           (145)         (158)
      Accumulated other comprehensive
        loss                           (342)           (365)         (410)
      Retained earnings               1,574           1,959         1,563

    Total shareholders' equity       13,794          14,310        13,856

    Total liabilities and
      shareholders' equity          $17,354         $18,696       $18,095

     MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF OPERATIONS
     U.S. dollars in thousands (except share and per share data)

                        Nine months ended     Three months ended    Year ended
                           September 30,          September 30,       Dec. 31,
                         2002       2001       2002         2001        2001
                                      Unaudited

    Revenues from
      products and
      services         $7,271     $8,092     $2,196       $2,132     $10,725
    Cost of revenues
      from products
      and services      1,451      1,858        475          487       2,552

    Gross profit        5,820      6,234      1,721        1,645       8,173

    Operating
    expenses:
      Research and
        development,
        net             1,641      2,844        497          852       3,562
      Selling and
        marketing, net  3,055      3,787        970        1,180       4,911
      General and
        administrative  1,392      1,426        459          501       1,943

    Total operating
      expenses          6,088      8,057      1,926        2,533      10,416

    Operating loss       (268)    (1,823)      (205)        (888)     (2,243)
    Financial income,
      net                 177         80         42           73         138
    Other income
      (expenses), net     (90)      (617)       (71)          42        (654)

    Loss before
      income taxes       (181)    (2,360)      (234)        (773)     (2,759)
    Income taxes
      (tax benefit)        14        (38)       (51)          10          16

                         (195)    (2,322)      (183)        (783)     (2,775)
    Equity in
      earnings of
      affiliate, net
      of taxes            206        164         84           61         221

    Net income (loss)     $11    $(2,158)      $(99)       $(722)    $(2,554)

    Loss per share:
      Basic and
      diluted net
      loss per share      $--     $(0.45)    $(0.02)      $(0.15)     $(0.53)

    Weighted average
      number of shares
      used in computing
      basic and diluted
      net loss per
      share             4,731      4,837      4,672        4,832       4,826


      Source: MTS - Mer Telemanagement Solutions Ltd.


      Contacts:


      Yossi Brikman, GM Israel Operations & CFO  Marilena LaRosa


      MTS -MER Telemanagement Solutions, Ltd.    The Anne McBride Company, Inc.


      Tel: +972-3-671-0777                       Tel: 212-983-1702


      Email: Yossi.brikman@mtsint.com            E-mail: mlarosa@annem

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          MER TELEMANAGEMENT SOLUTIONS LTD.
                                          ---------------------------------
                                            (Registrant)



                                          By: /s/ Shai Levanon
                                              -----------------------------
                                              Shai Levanon, President and Chief
                                              Executive Officer



Date: November 6, 2002